UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Jason Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

471172106
(CUSIP Number)

JEFFRY N. QUINN
QUINPARIO PARTNERS LLC
12935 North Forty Drive, Suite 201
St. Louis, Missouri 63141
(314) 548-6200

STEVE WOLOSKY, ESQ.
ROBERT H. FRIEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON QUINPARIO PARTNERS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON QUINPARIO PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON JEFFRY N. QUINN REVOCABLE TRUST DATED JULY 28, 2000, AS AMENDED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012 FBO GRACE QUINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,335
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 23,335
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012 FBO SARAH QUINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,335
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 23,335
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON JEFFRY N. QUINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,560
	8	SHARED VOTING POWER 4,353,506
	9	SOLE DISPOSITIVE POWER 97,560
	10	SHARED DISPOSITIVE POWER 4,353,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,451,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON THE QUINN GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,256,836
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,256,836
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,256,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

(a)           This statement is filed by Quinpario Partners I, LLC, a Delaware limited liability company (“QPI”), Quinpario Partners LLC, a Missouri limited liability company (“QP”), Jeffry N. Quinn Family Trust UAD 8/10/2012 FBO Grace Quinn (the “ GQ Trust”), Jeffry N. Quinn Family Trust UAD 8/10/2012 FBO Sarah Quinn (the “SQ Trust”), Jeffry N. Quinn Revocable Trust dated July 28, 2000, as amended (the “Revocable Trust”), The Quinn Group LLC, a Missouri limited liability company (“QG”) and Jeffry N. Quinn.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is 12935 North Forty Drive, Suite 201, St. Louis, Missouri 63141.

(c)           QPI was formed for the express purpose of investing in and holding the securities of the Issuer.  QP is a private investment company.  QP is the managing member of QPI. QG is a private investment company.  Mr. Quinn, the Chairman of the Board of the Issuer, is the sole managing member of QP and QG.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           QPI is incorporated in the State of Delaware, QP is incorporated in the State of Missouri, QG is incorporated in the State of Missouri and Mr. Quinn is a citizen of the United States of America.  The GQ Trust, the SQ Trust and the Revocable Trust each have no designated place of organization.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 22, 2014, QPI, a shareholder of the Issuer, effected a pro rata distribution of its 1,150,000 warrants to purchase Shares and 6,814,333 Shares to its members for no consideration pursuant to which each of the GQ Trust and the SQ Trust received 5,000 warrants to purchase Shares and 18,335 Shares.  Following the initial distribution, QP, a member of QPI, effected a pro rata distribution of its 746,500 warrants to purchase Shares and 5,334,692 Shares to its members for no consideration.  In connection with the distribution by QP, QG received 522,551 warrants to purchase Shares and 3,734,285 Shares.

CUSIP NO. 471172106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

QG, the GQ Trust and the SQ Trust each acquired beneficial ownership of 522,551, 5,000 and 5,000 warrants to purchase Shares, respectively, and 3,734,285, 18,335 and 18,335 Shares, respectively, as described in Item 3 herein.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to its investment in the Issuer, and/or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,990,666 Shares outstanding, as of September 15, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus dated and filed with the Securities and Exchange Commission on September 12, 2014, plus the number of Shares underlying the warrants distributed to each person.

As of the close of business on September 22, 2014, each of QPI and QP did not beneficially own any interest in the Issuer.

As of the close of business on September 22, 2014, the Revocable Trust beneficially owned zero warrants to purchase Shares and 50,000 Shares, constituting less than 1% of the Shares outstanding.  Mr. Quinn maintains control over the Shares beneficially owned by the Revocable Trust and therefore is deemed to beneficially own such Shares.

As of the close of business on September 22, 2014, the GQ Trust beneficially owned 5,000 warrants to purchase Shares and 18,335 Shares, constituting less than 1% of the Shares outstanding.  Mr. Quinn maintains control over the Shares beneficially owned by the GQ Trust and therefore is deemed to beneficially own such Shares.

As of the close of business on September 22, 2014, the SQ Trust beneficially owned 5,000 warrants to purchase Shares and 18,335 Shares, constituting less than 1% of the Shares outstanding.  Mr. Quinn maintains control over the Shares beneficially owned by the SQ Trust and therefore is deemed to beneficially own such Shares.

CUSIP NO. 471172106

As of the close of business on September 22, 2014, QG beneficially owned 522,551 warrants to purchase Shares and 3,734,285 Shares, constituting 18.9% of the Shares outstanding.  Mr. Quinn maintains control over the Shares beneficially owned by QG and therefore is deemed to beneficially own such Shares.

As of the close of business on September 22, 2014, Mr. Quinn directly owned zero warrants to purchase Shares and 97,560 Shares.  Mr. Quinn may also be deemed the beneficial owner of the Shares and warrants to purchase Shares in the previous three paragraphs.  Accordingly, Mr. Quinn may be deemed to beneficially own 4,451,066 Shares consisting of 19.8% of the Shares outstanding.

(b)           By virtue of his positions with the Revocable Trust, the GQ Trust, the SQ Trust and QG, Mr. Quinn may be deemed to have shared power to vote and dispose of 50,000 Shares reported owned by the Revocable Trust, 23,335 Shares which includes 5,000 warrants to purchase Shares reported owned by the GQ Trust, 23,335 Shares which includes 5,000 warrants to purchase Shares reported owned by the SQ Trust and 4,256,836 Shares which include 522,551 warrants to purchase Shares owned by QG.  Mr. Quinn has sole power to vote and dispose of the 97,560 Shares he personally owns. Share ownership in this Schedule 13D does not include shares held by an adult child of Mr. Quinn.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           All transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Item 3 of this Schedule 13D and such disclosure is incorporated by reference into this Item 5.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

On September 22, 2014, the Reporting Persons amended the Joint Filing Agreement entered into on July 10, 2014 in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to include the GQ Trust, the SQ Trust, the Revocable Trust and QG as part of the group. The amended Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 471172106

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement dated September 22, 2014.

CUSIP NO. 471172106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2014

QUINPARIO PARTNERS I, LLC By: Quinpario Partners LLC, as managing member

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

QUINPARIO PARTNERS LLC

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012 FBO GRACE QUINN

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
Title:

JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012 FBO SARAH QUINN

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
Title:

JEFFRY N. QUINN REVOCABLE TRUST DATED JULY 28, 2000

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
Title:

THE QUINN GROUP LLC

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

/s/ Jeffry N. Quinn
JEFFRY N. QUINN